[CoTherix Letterhead]

July 17, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CoTherix, Inc.

Registration Statement on Form S-3 (File No. 333-134772)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, CoTherix, Inc. (the “Registrant”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 4:30 p.m. Eastern Standard Time on July 17, 2006, or as soon thereafter as practicable.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise the undersigned at (650) 808-6521 and Jaclyn Liu, attorney at Morrison & Foerster LLP, the Company’s outside counsel, at (415) 268-6722 when the order permitting such Registration Statement to become effective is issued.

Very truly yours,

By:	/s/ Robert S. Michitarian
Robert S. Michitarian
Vice President and General Counsel

cc:  Jaclyn Liu, Morrison & Foerster LLP